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                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF FLORIDA
                                 MIAMI DIVISION


AMERICAN INTERNATIONAL GROUP, INC.,
AND AIGF, INC.,

    Plaintiffs,
                                                    CASE NO. 98-0247-CIV-GRAHAM
              v.                                          MAGISTRATE JUDGE DUBE

CENDANT CORPORATION, and SEASON
ACQUISITION CORP.,

    Defendants.


---------------------------------------/


                  DEFENDANTS' MEMORANDUM OF LAW IN SUPPORT OF
             THEIR MOTION TO DISMISS PLAINTIFFS' AMENDED COMPLAINT
             -----------------------------------------------------

                             PRELIMINARY STATEMENT

         AIG's Amended complaint (the "Amended Complaint"), is nothing more than a rehash of its original complaint. It suffers from the same fatal defects, including among many others, the fact that it should be dismissed because it is a compulsory counterclaim to Cendant's complaint. See Cendant Corp., et al. v. American Bankers Ins. Group, Inc., C.A. No. 98-0159 (S.D. Fla.) (Civ-Moore).

         The only new claim that can be found among AIG's rambling pages of personal attacks on Mr. Silverman is that Cendant is allegedly required to disclose that it cannot acquire or vote proxies representing 10 percent or more of American Bankers' voting securities without prior regulatory approval in five of the six states in which American Bankers' insurance subsidiaries are domiciled (the "Disclosure of Control" claim). This utterly meritless claim is a

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desperate, eleventh-hour concoction by AIG's lawyers in response to Cendant's meritorious motion to dismiss.

         AIG's Disclosure of Control claim is based on a nonsensical reading of the pertinent statutes -- that by soliciting revocable proxies in opposition to the AIG merger proposal, Cendant is acquiring "control" over American Bankers. The definition of "control" in all of those statutes is simply not triggered by Cendant's solicitation of proxies in opposition to AIG's proposed merger. "Control" in these jurisdictions means acquisition of the power to direct the management and policies of the target company. However, as Cendant's proxy materials make clear, Cendant's solicitation of proxies is not a solicitation of control of American Bankers. It is not a request for the shareholders of American Bankers to tender their shares to Cendant. It is not a proposal to elect any directors to the American Bankers' board of directors. It is not a solicitation in favor of its own acquisition proposal. It is merely a solicitation of revocable proxies against AIG's proposed merger. Cendant's solicitation can result in nothing more than maintaining the status quo.1 Thus, Cendant's holding or voting such proxies cannot be an attempt to direct the management or policies of American Bankers. Moreover, the regulatory approval requirement is not triggered by Cendant's holding or voting the limited purpose, revocable proxies as Cendant is neither acquiring nor attempting to acquire control. Rather it is merely attempting to preserve the status quo.

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1  As Cendant's proxy statement states in boldface capital letters:

    EVEN IF YOU HAVE ALREADY SENT A PROXY TO THE BOARD OF DIRECTORS OF AMERICAN BANKERS, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE.

  (Proxy Statement at 6)

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         Moreover, if AIG's reading of this statute were correct -- which it is not -- no one could ever solicit proxies against any management proposal of a company regulated by these statutes, without first obtaining regulatory approval. This would be an absurd result.

         In any event, Cendant has filed AIG's Amended Complaint as an amendment to its Schedule 14D-1. Accordingly, the Disclosure of Control claim is moot and should be dismissed.

         Aside from AIG's eleventh-hour Disclosure of Control claim, the only new materials in the Amended Complaint are some embellishments of AIG's claim that Cendant must file a registration statement pursuant to Section 5 of the Securities Act of 1933 (the "1933 Act") and a few more scurrilous attacks on Mr. Silverman. As discussed in Cendant's Memorandum Of Law In Support Of Their Motion To Dismiss filed on February 13, 1998 in response to AIG's original complaint (the "Memorandum in Support of Motion to Dismiss"), AIG does not even have standing raise the 1933 Act claim.2 Even if AIG had standing, the authorities cited by Cendant in its Memorandum in Support of Motion to Dismiss clearly show that Cendant is not required to file a registration statement at this juncture.

         As for the new personal attacks on Mr. Silverman, they are obviously a continuation of AIG's public relations campaign designed to create the impression that there is a "regulatory gap" between the competing proposals. These assertions are not actionable as a matter of law. Certainly Cendant is not required to disclose AIG's erroneous and pejorative statements about Mr. Silverman. Nor is Cendant required to disclose AIG's one-sided

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2  For the Court's convenience, we attach hereto as Exhibit A, a copy of
   Cendant's and Season Acquisition Corp.'s Memorandum Of Law In Support Of Their Motion To Dismiss filed on February 13, 1998.

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predictions about the likely course of the regulatory process, which predictions are immaterial as a matter of law. Accordingly, the Amended Complaint should be dismissed in its entirety.

                               STATEMENT OF FACTS

OVERVIEW OF AIG'S NEW DISCLOSURE OF CONTROL CLAIM.

         The only new claim in AIG's Amended Complaint is AIG's claim that Cendant failed to disclose that Cendant's solicitation of proxies from American Bankers' shareholders will violate state insurance laws if Cendant receives proxies that exceed 10 percent of American Bankers outstanding shares. (Am. Comp. P. 4) In this regard, AIG alleges that:

    o "Cendant cannot hold (let alone vote) proxies representing 10% or more of American Bankers' voting securities because holding such proxies is presumed to be acquisition of 'control' of American Bankers' insurance subsidiaries and requires regulatory approval prior to acquisition of the proxies." (Am. Comp. P. 4)

    o "For example, in Georgia - a state where Cendant must secure regulatory approval for its proposed acquisition of control of American Bankers - Section 33-13- 1(3) of the Georgia Insurance Code presumes that 'control' exists if a person holds proxies representing 10% or more of the voting securities of any other person." (Id.)

    o "Arizona, South Carolina and Texas have similar statutory prohibitions on holding proxies for 10% or more of an insurance company's shares and the New York Department of Insurance has interpreted the New York Insurance Code in the same way." (Id.)

         As shown below, the fatal defect in AIG's Disclosure of Control claim is that Cendant's activities do not even implicate the definition of "control' in any of these statutes. As the Arizona statute states, for example, "control" means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person...." Ariz. Rev. Stat.
20-481(3) (1996) AIG admits in its own brief, that "[t]he reason that these statutes prohibit the acquisition of control of voting power without prior approval is that with the power to vote

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shares an acquirer can choose management and direct the business affairs of an insurance company or insurance holding company before the state has had the opportunity to review their fitness to do so." (AIG Mem. of Law, dated Feb. 16, 1998) (hereinafter "AIG Mem.") (emphasis added).3 Cendant is not soliciting proxies in favor of its own acquisition proposal. Cendant is not soliciting in favor of a competing slate of directors. It is not a request for the tender of American Bankers shares. Rather, as Cendant's proxy materials make clear, Cendant is merely soliciting proxies against AIG's proposed merger. For example, Cendant's Schedule 14A states in boldface type:

    THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF COMMON SHARES NOR AN OFFER WITH RESPECT THERETO. SUCH AN OFFER WITH RESPECT TO COMMON SHARES IS MADE ONLY THROUGH THE CENDANT OFFER TO PURCHASE.

(Proxy Statement at 6) A review of the actual proxy card attached to Cendant's
Schedule 14A makes clear that the only matter being voted upon is the AIG merger proposal. (Exhibit B) The proxy card itself states that it "will be voted in accordance with the specifications made," indicating that Cendant must vote as directed. Further, the limited purpose of the proxy is evidenced by Cendant's February 12, 1998 letter to American Bankers shareholders also states in boldface type that:

    THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED AIG MERGER AND IS NEITHER A

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3  AIG obviously realizes this defect in its argument. Given that it is clear that Cendant is merely soliciting proxies in opposition to AIG's merger proposal, and not in favor of its own acquisition proposal, AIG suggests that this distinction is irrelevant since only Cendant's proposal will remain if AIG's proposal is defeated. (Am. Comp. P. 6) However, as AIG is fully aware, Cendant's acquisition proposal cannot be consummated until all necessary regulatory approvals are obtained.

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    REQUEST FOR THE TENDER OF AMERICAN BANKERS COMMON SHARES NOR AN OFFER TO
    SELL SHARES OF CENDANT COMMON STOCK. THE CENDANT OFFER IS BEING MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL, WHICH HAVE BEEN SEPARATELY MAILED TO AMERICAN BANKERS SHAREHOLDERS.4

                  As shown below, AIG's Disclosure of Control claim is meritless and ought to be dismissed along with the rest of its claims.

                                    ARGUMENT

IV. THE AMENDED COMPLAINT CONTINUES TO STATE COMPULSORY
    COUNTERCLAIMS AND SHOULD BE DISMISSED.

         Like the original complaint, the Amended Complaint should be dismissed because it violates Federal Rule of Civil Procedure 13(a). The only new claim AIG attempts to assert here, the Disclosure of Control claim, arises from the same transactions as the claims alleged by Cendant in its earlier-filed action against American Bankers, its directors and AIG (Cendant Corp. et al. v. American Bankers Ins. Group, Inc. et al., Case No. 98-0159-Civ-Moore). Accordingly, they are therefore "compulsory counterclaims" within the meaning of Rule 13(a). See Tullos v. Parks, 915 F.2d 1192, 1196 (8th Cir. 1990) (counterclaims were compulsory where

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4  As disclosed in Cendant's Schedule 14D-1:

         Generally, a person seeking to acquire voting securities, such as Common Shares, in an amount that would result in such person controlling directly or indirectly, a domestic insurer must, together with any person ultimately controlling such person, file a Form A with the relevant Insurance Commission and send a copy of such Form A to the domestic insurer. [Cendant and Season Acquisition Corp.] made form A filings with the relevant Insurance Commissions and sent copies thereof to the relevant domestic insurers on the date of this Offer to Purchase.

    Offer to Purchase at 39. Thus, Cendant has made all the requisite filings and has fully disclosed that it has done so. Nothing more is required.

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"all the claims asserted by both sides in this case are part of the fight between the parties for control" of bank). Compulsory counterclaims which are improperly brought as a separate action must be dismissed. Adam v. Jacobs, 950 F.2d 89 (2d Cir. 1991) (citing 6 C. Wright, A. Miller & M. Kane, Federal Practice & Procedure ss. 1418, at 142-43 (2d ed. 1990)).

V.  AIG'S NEW DISCLOSURE OF CONTROL CLAIM, LIKE ITS OTHER
    REGULATORY CLAIMS, SHOULD BE DISMISSED.

    A.   THE DISCLOSURE OF CONTROL CLAIM IS MOOT

         Like the original Complaint which failed to state a claim for relief based on Mr. Silverman's statements about regulatory approval, the Amended Complaint's new Disclosure of Control claim fares no better. Cendant has filed the Amended Complaint as an exhibit to an amendment to its Schedule 14D-1. As a result, insofar as the Amended Complaint is premised on purported misstatements concerning a technical administrative matter such as insurance regulatory approval, such disclosure renders the Amended Complaint moot and warrants dismissal. Avnet, Inc. v. Scope Indus., 499 F. Supp. 1121, 1123-24 (S.D.N.Y.
1980).

         In Avnet, the plaintiff alleged that the defendants had made false and misleading disclosures in their Schedule 13D because the defendants "failed to disclose that [defendant] Scope [Industries] was an unregistered investment company in violation of the Investment Company Act of 1940." Id. at 1122. The defendants, who believed that Scope was not an investment company, responded to the plaintiff's complaint by filing an amended Schedule 13D that summarized and denied the allegations of Avnet's complaint. Id. at 1124. The United States District Court for the Southern District of New York held that the defendants' amended Schedule 13D was "sufficient to cure any alleged omissions" concerning Scope's status an investment

                                       7

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company. Id. The court explained that "the purpose of the disclosure provisions of the securities laws is to see to it that the insider, management official, proxy solicitor, tender offeror or substantial shareholder, as the case may be, discloses to the investor the facts as truly believed by the disclosure." Id.
at 1125 (emphasis added). Accordingly, the court dismissed the plaintiff's claim relating to the defendants' alleged failure to disclose Scope's status as an investment company. Id. at 1126. See also Union Pacific Resources Group,
Inc. v. Pennzoil Co., C.A. No. 4:97-CV-509-Y (N.D. Tex., Sept. 10, 1997)
(Order) ("because the September 8th amendment to Plaintiff's schedule 14D-1 contains the disclosures Pennzoil sought by way of injunction to require Plaintiffs to make, it is not necessary for the Court to make any finding that Plaintiff did, or did not, violate the Act nor whether the disclosures which were made were required").

    B. ASIDE FROM BEING MOOT, THE DISCLOSURE OF CONTROL CLAIM IS INCORRECT AS A MATTER OF LAW AND, THEREFORE, SHOULD BE DISMISSED.

         AIG contends that under the law of five states (Arizona, Georgia, New York, South Carolina and Texas), the holding by Cendant of proxies to vote more than 10% of American Bankers outstanding shares on the AIG merger proposal would itself constitute a "change of control" so as to require prior regulatory approval. In support of this strange proposition, AIG points to the portions of the state statutes which provide that "control" will be "presumed" if a person holds proxies representing 10% or more of the voting securities of any other person.

         To begin with, AIG's theory is absurd. If it were correct, no one could ever solicit proxies in respect of a vote of the stockholders of an insurance company or insurance holding company without first obtaining regulatory approval for the solicitation itself, wholly apart from regulatory approval of the underlying transaction. AIG's theory would eviscerate the ability of

                                       8

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stockholders to work together in opposition to any management proposal, thereby providing insurance companies with an impenetrable takeover defense.

         Likewise, if the solicitation of proxies to maintain current management in power were found to constitute actions that "direct or cause the direction of the direction of the management and policies" of an insurance company or insurance holding company, then no vote on the election of directors of an insurance company or insurance holding company, or any number of other corporate initiatives could ever be held without invoking the "control" definition, together with the requirement that a Form A be filed and approved prior to every election of directors.

         AIG's theory is absurd for yet another reason. American Bankers' own proxy solicitation materials solicit proxies to be given to R. Kirk Landon, Gerald N. Gaston and Arthur W. Heggen, who will then have the power to vote those shares in favor of the AIG merger proposal. Messrs. Landon, Gaston and Heggen seek to hold "proxies representing 10% or more of the voting securities" of American Bankers, yet have not received regulatory approval to hold such proxies. Thus, if AIG's interpretation of the statutory presumption were correct, American Bankers would be guilty of precisely the same purported disclosure violation.5

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5   While the pertinent Texas statute exempts from the presumption "a corporate officer or director" who holds proxies, Tex. Ins. Art. 21-49-1 ss. 2(d), we do not believe that exemption applies in this instance as Messrs. Landon, Gaston and Heggen are obviously acting as agents for AIG. This is evident from the voting agreement Landon and Gaston have entered into with AIG. See
    Schedule 14D-1 at 4. Pursuant to this agreement, "Messrs. Landon and Gaston have agreed (i) to vote the approximately 8.2 % of the outstanding Company Shares beneficially owned by them (A) in favor of adopting the AIG Merger Agreement and approving the Proposed AIG Merger and (B) against any actions or proposal that would compete with or could serve to materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Proposed
                                                                 (continued...)

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         Of course, AIG's theory is not correct. As stated above, the definition of "control" is not even implicated because Cendant's solicitation of revocable proxies on AIG's merger proposal will not result in Cendant obtaining the power to direct the management or policies of American Bankers.6

         Even assuming, arguendo, that a statutory "presumption" of control may arise as a result of holding revocable proxies for 10% or more, that presumption is rebutted by the face of Cendant's proxy materials which make clear that revocable proxies are being solicited in opposition to AIG's merger proposal. Insurance regulators in the pertinent states will look to the statutory definition of "control" which includes not only the "presumption" language but also the language pertaining to possession of the power to direct the management and policies of a person:

South Carolina: The term "control" ... means the possession, direct or indirect, of the management and policies of a person, whether through the ownership of voting securities, by contract other than a commercial contract for goods or nonmanagement services, or otherwise, ... S.C. Code Ann.ss. 38-21-10(2)
                (1997).

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5   (...continued)
    AIG Merger, and (ii) upon request, to grant AIG an irrevocable proxy with respect to such Common Shares." (Id.)

6 Even if the definition of "control" were applicable, a Form A filing would nonetheless not be required. The critical focus in determining whether a Form A filing is required is not properly based on an isolated invocation if the presumption of control language. Rather, it is properly based upon whether or not, as the language of the statutes indicate, after consummation of triggering action (which action does not refer to the holding or voting of a proxy, but rather to the acquisition of "any voting security"), a party would have "control as statutorily defined. Thus, even if Cendant is successful in obtaining a sufficient number of proxies in opposition to the Proposed AIG Merger, the voting of such proxies by Cendant would not result in a change of control of American Bankers, but rather, the preservation of the status quo. Thus, Cendant would not be required to file a Form A statement and obtain regulatory approval prior to its solicitation of proxies

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New York:       "Control" ... means the possession direct or indirect of
                the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract ... or otherwise; ... N.Y. Ins. Law ss. 1501(a)(2) (McKinney 1997).

Georgia: "Control" ... means the direct or indirect possession of the power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities by contract ... or otherwise, ... Ga. Code Ann.. ss. 33-13-1(3) (1997).

Arizona: "Control" ... means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract ... or otherwise, ... Ariz. Rev. Stat.ss. 20-481.3 (1996) (emphasis added).

Texas: The term "control" ... means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract ..., or otherwise, ... Tex. Ins. Art. 21-49-1ss. 2(d) (emphasis added) (1997).

         Under these definitions, as a matter of law, neither Cendant's proxy solicitation nor the administrative act of voting such proxies will result in a change of control of American Bankers. In no way will the proxies granted to Cendant give it "the power to direct or cause the direction of the management and policies" of American Bankers. To the contrary, Cendant's Proxy Statement makes clear that it solicits revocable proxies only for the limited purpose of voting for or against the AIG Merger Proposal -- not in favor of any transaction with Cendant.7

         A mere revocable proxy to vote on the AIG merger proposal, without more, does not confer any control over the stock or voting rights associated with the stock other than the sole issue of the merger. AIG fails to distinguish between the right or attempt to acquire a voting security versus the right or attempt to acquire a revocable voting proxy on a singular issue. See

---------
7 Thus, there is not even a hypothetical possibility that Cendant, as a result of its solicitation proxies, would be in a position to direct the management and policies of American Bankers.

                                       11

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Johnson v. Spartanburg County Fair Ass'n, 210 S.C. 56, 41 S.E.2d 599 (1947). In
distinguishing between proxy and a voting trust, the court stated:

    The usual proxy merely establishes a relation of principal and agent terminable by the principal at will either through revocation or through sale of his stock. The voting trust agreement vests in the trustees an interest in the stock which the original owner obviously is unable to nullify by any sale of the stock and which he cannot otherwise cancel except through an attempt breach of contract. The holder of a proxy has no control over the stock itself, while the voting trustees have the possession of the stock as well as the legal title to it. The proxy creates a relation of a temporary character under the restrictive statutory authority; the voting trust is created without the need of statutory license, and confers, not a revocable authority upon an agent, but a qualified title upon a transferee of property.'

Johnson, 210 S.C. at 71, 41 S.E. at 605-06 (emphasis added)

         Indeed, receipt of proxies by Cendant will not give it any "control" at all, since it will have no discretion to do other than vote shares in accordance with the instructions of the American Bankers stockholders who grant it proxies. Under the Texas statute, for instance, it has been held that "[c]ontrol in fact is predicated on a finding of controlling influence and a need for protection of the insurer's policyholders and shareholders and the public." American General Corp. v. NLT Corp., 1982 WL 1332, at *20 (S.D. Tex. July 1, 1982). Since Cendant can exercise no "controlling influence" and American Bankers shareholders hardly need to be protected from Cendant voting shares as the shareholders themselves direct, Cendant's proxy solicitation will not effect a change of control.

         Thus, even assuming that there is a statutory presumption of control arising from the holding of proxies, it must be deemed rebutted by the face of Cendant's proxy materials. AIG's claim fails as a matter of law.

                                       12

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    C.   THE NEW DISCLOSURE OF CONTROL CLAIM FAILS TO STATE A CLAIM FOR RELIEF

         AIG's Disclosure of Control claim should be dismissed for the additional reason that Cendant is not required to disclose AIG's contrary opinions and beliefs regarding the regulatory approval process. See Exhibit A at 17-24.

VI. PLAINTIFFS HAVE NO STANDING TO ALLEGE A VIOLATION
    OF SECTION 5 OF THE EXCHANGE ACT.

         Plaintiffs continue to allege that Defendants violated Section 5 of the Securities Act of 1933, 15 U.S.C. ss.ss. 77c(a) and (c), by making statements regarding the superiority of the Cendant bid to the AIG Merger Proposal prior to the filing of a registration statement covering the Cendant stock that would be offered to American Bankers shareholders in a second step merger. This point was briefed on pages 24 through 26 of Cendant's Memorandum in Support of Motion to Dismiss. Cendant respectfully refers the Court to those pages.

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                                   CONCLUSION

         For the foregoing reasons, the defendants respectfully request that their Motion to Dismiss be granted.

Dated:  February 18, 1998.
                                            Respectfully submitted,

Of Counsel:                                 SHUTTS & BOWEN LLP
Jonathan J. Lerner                          1500 Miami Center
Samuel Kadet                                201 South Biscayne Boulevard
Seth M. Schwartz                            Miami, Florida  33131
SKADDEN, ARPS, SLATE,                       Telephone:  305-358-6300
  MEAGHER & FLOM LLP                        Facsimile:   305-381-9982
919 Third Avenue
New York, New York  10022
Telephone:  212-735-3000
Facsimile:  212-735-2000
                                            By: /s/ Robert T. Wright, Jr.
                                               -------------------------------
                                               Robert T. Wright, Jr.
                                               Florida Bar No. 185525

                                            Attorneys for Defendants Cendant
                                            Corporation and Season Acquisition
                                            Corp.

                                       14

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                             CERTIFICATE OF SERVICE

         I HEREBY CERTIFY that a true and correct copy of the foregoing Motion to Dismiss has been served this 18TH day of FEBRUARY, 1998, upon the following:


VIA HAND-DELIVERY TO:                        VIA FACSIMILE AND U.S. MAIL TO:
Lewis F. Murphy, Esq.                        Richard H. Klapper, Esq.
Steel, Hector & Davis LLP                    SULLIVAN & CROMWELL
Co-Counsel for AIG and AIGF                  Co-Counsel for AIG and AIGF
200 South Biscayne Boulevard                 125 Broad Street
First Union Financial Center, Suite 4000     New York, New York 10004-2498
Miami, Florida 33131-2398                    Facsimile:  (212) 558-4000


                                             /s/ Robert T. Wright, Jr.
                                             ---------------------------------

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